Exhibit 99.1

HEIDMAR MARITIME HOLDINGS CORP. ANNOUNCES RESULTS OF ITS 2025 ANNUAL MEETING OF SHAREHOLDERS

Athens / New York, 15 December 2025 - Heidmar Maritime Holdings Corp. (the "Company" or "Heidmar") (NASDAQ: HMR) announced that the Company’s 2025 Annual Meeting of Shareholders (the “Meeting”) was duly held today in a virtual-only format pursuant to the Notice of Annual Meeting of Shareholders dated November 12, 2025.

At the Meeting, shareholders approved and adopted the following proposal set forth in the Notice and the Company’s Proxy Statement:

1.
to elect two Class I Directors to serve until the 2028 annual meeting of Shareholders.

Accordingly, Niovi Iasemidi and André Lockhorst were duly re-elected as members of the Company’s board of directors until the 2028 annual meeting of Shareholders.

The Company thanks its shareholders for their participation and continued support.

About Heidmar, Inc.

Celebrating its 40th anniversary this year, Heidmar is an Athens-based, commercial and pool management business servicing the crude and product tanker market and is committed to safety, performance, relationships and transparency. With operations in Athens, London, Singapore, Chennai, Hong Kong and Dubai, Heidmar has a reputation as a reliable and responsible partner with a goal of maximizing our customers' profitability. Heidmar seeks to offer vessel owners a "one stop" solution for all maritime services in the crude oil and refined petroleum products shipping sectors. Heidmar believes its unique business model and extensive experience in the maritime industry allows the Company to achieve premier market coverage and utilization, as well as provide customers in the sector with seamless commercial transportation services. For more information, please visit www.heidmar.com.

Forward-Looking Statements

This release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Company. All statements other than statements of historical facts contained in this press release, including statements regarding the Company’s future results of operations and financial position, business strategy, prospective costs, timing and likelihood of success, plans and objectives of management for future operations, future results of current and anticipated operations of Heidmar are forward-looking statements. These forward-looking statements generally are identified by the words "believe," "project," "expect," "anticipate," "estimate," "intend," "strategy," "future," "opportunity," "plan," "may," "should," "will," "would," "will be," "will continue," "will likely result," and similar expressions.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include unforeseen liabilities, expansion and growth of the Company’s operations, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker or container vessel capacity, changes in the Company’s operating expenses, demand for the Company’s managed fleet, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general international geopolitical conditions and conflicts, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off‐hires, and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond the Company’s control, you should not rely on these forward-looking statements as predictions of future events. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. The Company does not give any assurance that it will achieve its expectations.

CONTACT INFORMATION:

Investor Relations/Media Contact:

Nicolas Bornozis / Daniela Guerrero

Capital Link, Inc.

230 Park Avenue, Suite 1540

New York, N.Y. 10169

Tel.: (212) 661-7566